UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment 1 – Exit Filing)*

AG&E HOLDINGS INC.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

00108M102

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00108M102	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS Poplar Point Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5.	SOLE VOTING POWER	0
SHARES
BENEFICIALLY
OWNED BY	6.	SHARED VOTING POWER	688,683
EACH
REPORTING PERSON	7.	SOLE DISPOSITIVE POWER	0
WITH
8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.1%
12.	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 00108M102	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Poplar Point Capital Partners LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5.	SOLE VOTING POWER	0
SHARES
BENEFICIALLY
OWNED BY	6.	SHARED VOTING POWER	688,683
EACH
REPORTING PERSON	7.	SOLE DISPOSITIVE POWER	0
WITH
8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.1%
12.	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 00108M102	13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS Poplar Point Capital GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5.	SOLE VOTING POWER	0
SHARES
BENEFICIALLY
OWNED BY	6.	SHARED VOTING POWER	688,683
EACH
REPORTING PERSON	7.	SOLE DISPOSITIVE POWER	0
WITH
8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.1%
12.	TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No. 00108M102	13G	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS Jad Fakhry

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5.	SOLE VOTING POWER	0
SHARES
BENEFICIALLY
OWNED BY	6.	SHARED VOTING POWER	688,683
EACH
REPORTING PERSON	7.	SOLE DISPOSITIVE POWER	0
WITH
8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.1%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 00108M102	13G	Page 6 of 8 Pages

Item 1(a).	Name of Issuer.

AG&E HOLDINGS INC.

Item 1(b).	Address of Issuer's Principal Executive Offices.

4630 S. Arville Street, Suite E, Las Vegas, NV 89103

Item 2(a).	Name of Person Filing.

This Schedule 13G is being jointly filed by Poplar Point Capital Management LLC (“PPCM”), Poplar Point Capital Partners LP (“PPCP”), Poplar Point Capital GP LLC (“PPCGP”), and Mr. Jad Fakhry, a United States citizen (collectively with PPCM, PPCP and PPCGP, the “Reporting Persons”) with respect to shares of common stock of the above-named issuer owned by PPCP.

PPCM is the investment manager for PPCP. PPCGP is the general partner of PPCP. Mr. Fakhry is the manager of PPCM and PPCGP, and owns a controlling interest in, PPCM and PPCGP.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

Item 2(b).	Address of Principal Business Office or, if None, Residence.

The address of the principal business office of each of the Reporting Persons is c/o Poplar Point Capital Management LLC, 840 Hinckley Road, Suite 250, Burlingame, CA 94010.

Item 2(c).	Citizenship.

Each of PPCM and PPCGP is organized as a limited liability company under the laws of the State of Delaware. PPCP is organized as a limited partnership under the laws of the State of Delaware. Mr. Fakhry is a United States citizen.

Item 2(d).	Title of Class of Securities.

Common Stock, par value $1.00 per share

Item 2(e).	CUSIP Number.

00108M102

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined, in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

CUSIP No. 00108M102	13G	Page 7 of 8 Pages

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (15 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-113d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________

Item 4.	Ownership.

(a)	Each of the Reporting Persons may be deemed to beneficially own 688,683 shares of Common Stock.

(b)	The number of shares each of the Reporting Persons may be deemed to beneficially own constitutes approximately 4.1% of the Common Stock outstanding.

(c)	Number of shares as to which each Reporting Person may be deemed to have:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 688,683

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 688,683

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Item 2(a) above.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 00108M102	13G	Page 8 of 8 Pages

Item 10.	Certification.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated this 8th day of February, 2017	POPLAR POINT CAPITAL MANAGEMENT LLC

	By:	/s/ Jad Fakhry
Jad Fakhry, Manager

POPLAR POINT CAPITAL PARTNERS LP

	By:	Poplar Point Capital GP LLC
its General Partner

	By:	/s/ Jad Fakhry
Jad Fakhry, Manager

POPLAR POINT CAPITAL GP LLC

	By:	/s/ Jad Fakhry
Jad Fakhry, Manager

/s/ Jad Fakhry
JAD FAKHRY, an individual